Filed Pursuant to Rule 433
Registration No. 333-153608-05
November 13, 2008

THE CLEVELAND ELECTRIC ILLUMINATING COMPANY

PRICING TERM SHEET

Issuer	The Cleveland Electric Illuminating Company
Ratings*	Baa2/BBB+ (Moody’s/S&P)
Principal Amount	$300,000,000
Security Type	First Mortgage Bonds, 8.875% Series Due 2018
Trade Date	November 13, 2008
Settlement Date	November 18, 2008; T+3
Maturity Date	November 15, 2018
Coupon Payment Dates	Semi-annual payments in arrears on May 15 and November 15
of each year, beginning on May 15, 2009
Call Structure	Make-whole call at T+50
Benchmark	UST 3.75% due November 15, 2018
Benchmark Price	100-03
Benchmark Yield	3.739%
Reoffer Spread	+513.6 bps
Reoffer Yield	8.875%
Coupon	8.875%
Price	100% of principal amount
Net Proceeds (%)	99.252%
Net Proceeds ($)	$297,756,000
Joint-Bookrunners	Barclays Capital Inc. (13.0%)
Credit Suisse Securities (USA) LLC (13.0%)
Greenwich Capital Markets, Inc. (26.0%)
J.P. Morgan Securities Inc. (13.0%)
Morgan Stanley & Co. Incorporated (13.0%)
Scotia Capital (USA) Inc. (13.0%)
Co-Manager(s)	Mizuho Securities USA Inc. (4.5%)
SunTrust Robinson Humphrey, Inc. (4.5%)
CUSIP	186108CH7
ISIN	US186108CH72

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Barclays Capital Inc. by calling toll-free at 1-888-227-2275 x 2663, Credit Suisse Securities (USA) LLC by calling toll-free at 1-800-221-1037, Greenwich Capital Markets, Inc. by calling toll-free at 1-866-884-2071, J.P. Morgan Securities Inc. by calling 1-212-834-4533, Morgan Stanley & Co. Incorporated by calling toll-free at 1-866-718-1649, or Scotia Capital (USA) Inc. by calling toll-free at 1-800-372-3930.